Registration No. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM S-3

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933


                                SCANA CORPORATION
             (Exact name of registrant as specified in its charter)


                                 South Carolina
         (State or other jurisdiction of incorporation or organization)

                                   57-0784499
                                (I.R.S. Employer
                               Identification No.)

                                1426 Main Street
                         Columbia, South Carolina 29201
                                 (803) 217-9000
          (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                               H. T. Arthur, Esq.
                    Senior Vice President and General Counsel
                                SCANA Corporation
                                1426 Main Street
                         Columbia, South Carolina 29201
                                 (803) 217-8547
                     (Name, address, including zip code, and
          telephone number, including area code, of agent for service)

                                 With copies to:

             John W. Currie, Esq.                 J. Michael Parish, Esq.
            McNair Law Firm, P.A.                Thelen Reid & Priest LLP
        1301 Gervais Street - 17th Floor            40 West 57th Street
             Columbia, SC  29201                    New York, NY  10019
                (803) 799-9800                       (212) 603-2154

Approximate date of commencement of proposed sale to the public: After the effective date of this registration statement, as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                      CALCULATION OF REGISTRATION FEE

   Title of                          Proposed     Proposed
  each class                         maximum       maximum
 of securities                       offering     aggregate     Amount of
to be registered     Amount to be     price       offering     registration
                     registered      per unit*     price*           fee

Medium Term Notes   $302,000,000        100%     $302,000,000    $75,500

* Estimated solely for the purpose of calculating the registration fee.

     Note: Fees of $278,000 and $79,200 were previously paid in connection with Registration Statement Nos. 333-90073 and 333-49960, respectively. Of the Medium Term Notes registered under Registration Statement Nos. 333-90073 and 333-49960, $498,000,000 principal amount of Medium Term Notes is being carried forward, for which the associated filing fee was $134,244.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        Pursuant to Rule 429, the prospectus included in this registration statement includes $498,000,000 principal amount Medium Term Notes previously registered under Registration Statement Nos. 333-90073 and 333-49960.

        The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

               SUBJECT TO COMPLETION DATED AUGUST ___, 2001.

                                   PROSPECTUS

                                  $800,000,000
                                SCANA Corporation
                                Medium Term Notes
                   Due Nine Months or More from Date of Issue

                                SCANA Corporation
                                1426 Main Street
                         Columbia, South Carolina 29201
                                 (803) 217-9000

         The terms for each Note that are not specified in this prospectus will be included in pricing supplements to this prospectus. We will receive between $799,000,000 and $794,000,000 of the proceeds from the sale of the Notes, after paying the agents' commissions of between $1,000,000 and $6,000,000. We may sell the Notes at one or more times. Some or all of the following terms will apply to the Notes:
o        Mature nine months or more from date of issue
o Priced at 100% of face value, unless otherwise specified in a pricing supplement o Fixed or floating interest rate. The floating interest rate formula may be based on: o Commercial paper rate o LIBOR rate o Treasury rate o Any other base rate specified in a pricing supplement o Interest paid on fixed rate Notes on April 1 and October 1, unless otherwise specified in a pricing supplement
o Interest paid on floating rate Notes monthly, quarterly, semi-annually, annually or as otherwise specified in a pricing supplement
o Issued in book-entry form except under circumstances described in this prospectus
o Subject to redemption and repurchase at option of the holder or at our option
o Minimum denominations of $1,000, increased in multiples of $1,000

         We urge you to carefully read this prospectus and the applicable pricing supplement, which will describe the specific terms of the offering, before you make your investment decision.

         A pricing supplement will name any agents involved in the sale of Notes and will describe any compensation not described in this prospectus.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or any pricing supplement. Any representation to the contrary is a criminal offense.

UBS Warburg
         Credit Suisse First Boston
                                 Banc of America Securities LLC
                                                       Wachovia Securities, Inc.

              The date of this prospectus is ___________ ___, ___.

                                Table of Contents

                                                                      Page

       About this Prospectus.......................................     5
       Where You Can Find More Information.........................     5
       SCANA Corporation...........................................     6
       Summary Consolidated Financial and Operating Information....     7
       Ratio of Earnings to Fixed Charges..........................     7
       Use of Proceeds.............................................     8
       Description of the Notes....................................     8
       Book-Entry System...........................................    21
       Plan of Distribution........................................    24
       Experts.....................................................    25
       Validity of the Notes.......................................    25
       Glossary....................................................    25

7



                              About This Prospectus

         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf registration process, we may sell any or all of the Notes described in this prospectus in one or more offerings up to a total dollar amount of $800,000,000. This prospectus provides you with a general description of the Notes. Each time we sell Notes, we will provide a pricing supplement that will contain specific information about the terms of that offering. The pricing supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the relevant pricing supplement, together with the additional information described under the heading "Where You Can Find More Information."


                       Where You Can Find More Information

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Because we have common stock which is listed on The New York Stock Exchange, you may also read our SEC filings at the Stock Exchange offices at 20 Broad Street, New York, New York 10005. The information on our website is not a part of this prospectus.

         This prospectus does not repeat important information that you can find elsewhere in the registration statement and in the reports and other documents which we file with the SEC under the Securities Exchange Act of 1934. The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede that information. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2000, as amended on April 27 and May 2, 2001, our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2001 and our Current Reports on Form 8-K dated January 9 and May 31, 2001, and all future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until we sell all of the Notes. In addition, we are also incorporating by reference any additional documents that we file with the SEC pursuant to these sections of the Exchange Act after the date of the filing of the registration statement containing this prospectus and prior to the date of effectiveness of the registration statement.

         We are not required to, and do not, provide annual reports to holders of our debt securities unless specifically requested by a holder.

         You may request a copy of our SEC filings at no cost by writing or telephoning us at the following address:

         H. John Winn, III
         Manager - Investor Relations and Shareholder Services
         SCANA Corporation
         Columbia, South Carolina 29218
         (803) 217-9240

         You may obtain more information by contacting our Internet website, at http://www.scana.com (which is not intended to be an active hyperlink). The information on our Internet website is not incorporated by reference in this prospectus, and you should not consider it part of this prospectus.

         You should rely only on the information we incorporate by reference or provide in this prospectus or any pricing supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any pricing supplement is accurate as of any date other than the date on the front of those documents.

                                SCANA Corporation

         We are an energy-based holding company which, through our subsidiaries, engages principally in electric and natural gas utility operations and other energy-related businesses. We are a South Carolina corporation with general business powers, and we were incorporated on October 10, 1984. We are registered as a public utility holding company within the meaning of the Public Utility Holding Company Act of 1935, as amended.

         Our principal executive offices are located at 1426 Main Street, Columbia, South Carolina 29201, telephone (803) 217-9000, and our mailing address is Columbia, South Carolina 29218.

Regulated Businesses

         Our regulated subsidiaries operating in South Carolina, including South Carolina Electric & Gas Company ("SCE&G"), South Carolina Generating Company, Inc. ("GENCO") and South Carolina Pipeline Corporation ("Pipeline Corporation")
(1) generate, transmit, distribute and sell electricity, (2) purchase, transmit, distribute and sell at wholesale and retail natural gas and (3) provide urban bus service, in various areas of South Carolina. Public Service Company of North Carolina, Incorporated ("PSNC"), our regulated subsidiary operating in North Carolina, transports, distributes and sells natural gas to residential, commercial and industrial customers in various areas of North Carolina. Our regulated subsidiaries own most of our consolidated assets and, in 2000, generated most of our consolidated net income.

Nonregulated Businesses

         Our non-regulated subsidiaries (1) market natural gas and light hydrocarbons, (2) provide fiber optic and video communications, (3) invest in telecommunications companies, (4) provide energy related products and services to residential customers and (5) manage and maintain power plants.

         The information above concerning us and our subsidiaries is only a summary and does not purport to be comprehensive. For additional information concerning us and our subsidiaries, you should refer to the information described in "Where You Can Find More Information."




                                            Summary Consolidated Financial and Operating Information

                                                 (Millions of Dollars Except Per Share Amounts)
                                                                        (Unaudited)


                                                           Six Months Ended                 Twelve Months Ended
                                                               June 30,                      December 31,
                                                         ---------------------   --------------------------------
                                                           2001     2000         2000        1999         1998
                                                           ----     ----         ----        ----         ----

Statement of Income Data:
  Operating Revenues                                    $2,059     $1,484        $3,433       $2,078      $2,106
  Operating Income1                                       $267       $272          $554         $353        $470
  Gain on sale of investment2                              546          -             -            -           -
  Cumulative Effect of Accounting Change3                    -        $29           $29            -           -

   Net Income                                             $464        $132         $250         $179        $223
   Earnings per weighted average common
     share before cumulative effect of
     accounting change                                   $4.42        $.99        $2.12        $1.73       $2.12

   Cumulative Effect of Accounting Change3                   -         .28          .28            -           -
                                                         -----       -----        -----        -----       -----
   Earnings per Weighted Average Common Share            $4.42       $1.27        $2.40        $1.73       $2.12
   Dividends Declared Per Common Share                    $.60       $.575        $1.15        $1.32       $1.54
   Weighted Average Common Shares Outstanding
     (Millions)                                          104.7       104.4        104.5        103.6       105.3

   Electric Territorial Sales (Gigawatt Hours)          10,186      10,137       21,252       20,018      19,708

Balance Sheet Data:
   Total Assets                                         $7,848      $7,011       $7,420       $6,011      $5,281
   Long Term Debt (including current portion)           $3,388      $2,771       $2,891       $1,866      $1,730
   Stockholder's Investment                             $2,410      $2,165       $2,138       $2,205      $1,852


1 Beginning with the Form 10-Q for June 30, 2000, income taxes were separately reported in the Income Statement and were no longer included as a component of operating expenses. Operating Income for each period presented refelcts reclassification.
2 Represents the pre-tax gain from the sale of the Company's investment in Powertel, Inc.
3 Represents the cumulative effect of accounting change resulting from the recording of unbilled revenues by the Company's regulated retail utility subsidiaries.


                       Ratio of Earnings to Fixed Charges

         Our historical ratios of earnings to fixed charges are as follows:


  Twelve Months Ended
       June 30,                      Year Ended December 31,
 --------------------   --------------------------------------------------------
         2001               2000      1999       1998        1997      1996
         ----               ----      ----       ----        ----      ----

         2.34               2.43      2.38       3.31        3.07      3.31


     For purposes of this ratio, earnings represent pre-tax income from continuing operations plus fixed charges and distributed income from equity investees, less preferred stock dividend requirements. Fixed charges represent interest charges, preferred stock dividend requirements and the estimated interest portion of annual rentals.

                                 Use of Proceeds

         Unless we state otherwise in a pricing supplement, the net proceeds from the sale of the Notes will be used for general corporate purposes, including the possible refinancing of indebtedness incurred in connection with our acquisition of PSNC or other indebtedness described in the following paragraph. Pending application of the net proceeds for specific purposes, we may invest the proceeds in short-term or marketable securities.

         The indebtedness which may be refinanced with the proceeds of the Notes is comprised of $700,000,000 of our floating rate notes, maturing February 8, 2002 and July 15, 2002. The interest rate on the floating rate notes is based on the three-month LIBOR plus 50 to 65 basis points, and is reset quarterly.


                            Description of the Notes

General

         We will issue the Notes under an Indenture dated as of November 1, 1989 between us and The Bank of New York, as Trustee. A copy of the Indenture has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. This prospectus briefly outlines some of the provisions of the Indenture. If you would like more information on those provisions, please review the Indenture that we filed with the SEC. See "Where You Can Find More Information" on how to obtain a copy of the Indenture. You may also review the Indenture at the Trustee's offices at 101 Barclay Street, New York, New York 10286.

         Capitalized terms used under this heading which are not otherwise defined in this prospectus have the meanings given those terms in the Indenture. The summaries under this heading are not detailed. Whenever particular provisions of the Indenture or terms defined in the Indenture are referred to, those statements are qualified by reference to the Indenture. References to article and section numbers under this heading, unless otherwise indicated, are references to article and section numbers of the Indenture.

         The Notes and all other debentures, notes or other evidences of indebtedness issued under the Indenture will be unsecured and will in all respects be equally and ratably entitled to the benefits of the Indenture, without preference, priority or distinction, and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Indenture does not limit the amount of debt securities that can be issued thereunder, and we may issue Notes in one or more series. The Indenture also allows us to "reopen" any series of debt securities (including any series of Notes) by issuing additional debt securities of that series, if permitted by the terms of that series.

         Each pricing supplement which accompanies this prospectus will set forth some or all of the following information to describe a particular series of Notes: o any limit upon the aggregate principal amount of the Notes;

o        the date or dates on which the principal of the Notes will be payable;

o the rate or rates at which the Notes will bear interest, if any (or the method of calculating the rate); the date or dates from which the interest will accrue; the date or dates on which the interest will be payable ("Interest Payment Dates"); and the record dates for the interest payable on the Interest Payment Dates;

o any option on our part to redeem the Notes and redemption terms and conditions;

o any obligation on our part to redeem or purchase the Notes in accordance with any sinking fund or analogous provisions or at the option of the holder and the relevant terms and conditions for that redemption or purchase;

o        the denominations of the Notes;

o whether the Notes are subject to a book-entry system of transfers and payments; and

o        any other particular terms of the Notes and of their offering.
         (Section 301)

Payment of Notes

         Unless otherwise provided in a pricing supplement, we will pay any interest due on each Note to the person in whose name that Note is registered as of the close of business on the record date relating to each Interest Payment Date. However, we will pay interest when the Notes mature (whether the Notes mature on their stated date of maturity, the date the Notes are redeemed or otherwise) to the person to whom the principal payment on the Notes is paid. If there is a default in the payment of interest on the Notes, we may either (1) choose a special record date and pay the holders of the Notes at the close of business on that date, or (2) pay the holders of the Notes in any other lawful manner. (Section 307)

         We will pay principal of, and any premium and interest due on, the Notes at maturity or upon earlier redemption or repayment of a Note upon surrender of that Note at the office of the paying agent (currently, the Trustee in New York, New York). (Sections 307 and 1105) The applicable pricing supplement identifies any other place of payment and any other paying agent. We may change the place at which the Notes will be payable, may appoint one or more additional paying agents and may remove any paying agent, all at our discretion. (Section 1002) Further, if we provide money to a paying agent to be used to make payments of principal of, premium (if any) or interest on any Note and that money has not rightfully been claimed two years after the applicable principal, premium or interest payment is due, then we may instruct the paying agent to remit that money to us, and any holder of a Note seeking those payments may thereafter look only to us for that money. (Section 1003)

         If interest is payable on a day which is not a Business Day, in the case of Fixed Rate Notes (as defined below) only, payment will be postponed to the next Business Day, and no additional interest will accrue as a result of the delayed payment. If any Interest Payment Date (other than a Maturity Date) for a Floating Rate Note is not a Business Day, the payment due on such day shall be made on the next succeeding Business Day and interest shall continue to accrue to but not including such succeeding Business Day. In addition, for LIBOR Rate Notes, if the next Business Day is in the next calendar month, interest will be paid on the preceding Business Day. (Section 114)

         "Business Day" means any day other than a Saturday or Sunday that (1) is not a day on which banking institutions in Washington, D.C., or in New York, New York, are authorized or obligated by law or executive order to be closed, and (2) with respect to LIBOR Rate Notes only, is a day on which dealings in deposits in U. S. dollars are transacted in the London interbank market.

         The "record date" will be 15 calendar days prior to each Interest Payment Date, whether or not that day is a Business Day, unless otherwise indicated in this prospectus or in the applicable pricing supplement.

         All percentages resulting from any calculation of Notes will be rounded, if necessary, to the nearest one-hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655) and 9.876544%
(or .09876544) being rounded to 9.87654% (or .0987654)), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half cent being rounded upwards).

Interest Rates Payable on Notes

         We have provided a glossary at the end of this prospectus to define the capitalized words used in discussing the interest rates payable on the Notes. Whenever we refer to time in this section, we mean the time as in effect in New York, New York, unless otherwise specified.

         The interest rate on the Notes will either be fixed or floating.

         Fixed Rate Notes

         If we issue Notes that bear interest at a fixed rate (the "Fixed Rate Notes"), the applicable pricing supplement will designate the fixed rate of interest payable on the Notes. Unless otherwise set forth in the applicable pricing supplement:

o Interest on Fixed Rate Notes will be payable semi-annually each April 1 and October 1 and at maturity or upon earlier redemption or repayment.
o Record dates for Fixed Rate Notes will be March 15 (for interest to be paid on April 1) and September 15 (for interest to be paid on October 1). Interest payments will be the amount of interest accrued to, but excluding, each April 1 and October 1.
o Interest will be computed using a 360-day year of twelve 30-day months.

         Floating Rate Notes

         General. Each Note that bears interest at a floating rate (the "Floating Rate Notes") will have an interest rate formula which may be based on one of the following base rates, as determined by the pricing supplement:

o        the commercial paper rate (the "Commercial Paper Rate Note");

o        LIBOR (the "LIBOR Rate Note");

o        the treasury rate (the "Treasury Rate Note"); or

o        any other base rate specified in the pricing supplement.

         The pricing supplement will also indicate the Spread and/or Spread Multiplier, if any. The interest rates applicable to the Floating Rate Notes will be equal to one of the base rates, plus or minus the Spread, if any, or multiplied by the Spread Multiplier, if any. Any Floating Rate Note may have either or both of the following:

o a maximum numerical interest rate limitation, or ceiling, on the rate of interest that accrues during any interest period; and

o a minimum numerical interest rate limitation, or floor, on the rate of interest that accrues during any interest period.

In addition, the interest rate on a Floating Rate Note will never be higher than the maximum rate permitted by applicable law, including United States law of general application.

         Date of Interest Rate Change. The interest rate on each Floating Rate Note may be reset daily, weekly, monthly, quarterly, semi-annually, annually or for any other period specified in the pricing supplement. The Interest Reset Date will be:

o        for Floating Rate Notes which reset daily, each Business Day;

o for Floating Rate Notes (other than Treasury Rate Notes) that reset weekly, Wednesday of each week;

o        for Treasury Rate Notes that reset weekly, Tuesday of each week;

o for Floating Rate Notes that reset monthly, the third Wednesday of each month;

o for Floating Rate Notes that reset quarterly, the third Wednesday of March, June, September and December;

o for Floating Rate Notes that reset semi-annually, the third Wednesday of the two months specified in the applicable pricing supplement;

o for Floating Rate Notes that reset annually, the third Wednesday of the month specified in the applicable pricing supplement; and

o for Floating Rate Notes which reset for other periods, the day of the week and month or months specified in the applicable pricing supplement.

         The initial interest rate or interest rate formula on each Floating Rate Note effective until the first Interest Reset Date will be shown in a pricing supplement. Thereafter, the interest rate will be the rate determined on the next Interest Determination Date, as explained below. Each time a new interest rate is determined, it will become effective on the subsequent Interest Reset Date. If any Interest Reset Date is not a Business Day, then the Interest Reset Date will be postponed to the next Business Day. However, in the case of a LIBOR Rate Note, if the next Business Day is in the next calendar month, the Interest Reset Date will be the immediately preceding Business Day. Further, if an applicable auction of Treasury Bills (as defined herein) falls on a day that would otherwise be an Interest Reset Date for Treasury Rate Notes, the Interest Reset Date will be the next Business Day.

         When Interest Rate is Determined. The Interest Determination Date for the Commercial Paper Rate (the "Commercial Paper Interest Determination Date") and for LIBOR (the "LIBOR Interest Determination Date") will be the second Business Day preceding each Interest Reset Date. The Interest Determination Date for the Treasury Rate (the "Treasury Rate Interest Determination Date") will be the day on which Treasury Bills would normally be auctioned. Treasury Bills are usually sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is usually held on Tuesday. However, the auction may be held on the preceding Friday. If an auction is held on the preceding Friday, that day will be the Interest Determination Date pertaining to the Interest Reset Date occurring in the next week.

         When Interest is Paid. Interest on Floating Rate Notes will be payable monthly, quarterly, semi-annually or annually, as provided in the pricing supplement. Except as provided below or in the pricing supplement, interest is paid as follows:

o for Floating Rate Notes on which interest is payable monthly, the third Wednesday of each month;

o for Floating Rate Notes on which interest is payable quarterly, the third Wednesday of March, June, September and December;

o for Floating Rate Notes on which interest is payable semi-annually, the third Wednesday of the two months specified in the applicable pricing supplement; and

o for Floating Rate Notes on which interest is payable annually, the third Wednesday of the month specified in the applicable pricing supplement.

         The interest payable for Floating Rate Notes (other than those Floating Rate Notes which reset daily or weekly) will be the amount of interest accrued
(1) from and including the date the applicable Floating Rate Notes were issued or (2) from but excluding the last date for which interest has been paid, to but excluding the Interest Payment Date for those Floating Rate Notes. For Floating Rate Notes which reset daily or weekly, the interest payable will be:

o the amount of interest accrued (a) from and including the date the applicable Floating Rate Notes were issued, or (b) from but excluding the last date for which interest has been paid, to and including the day immediately preceding the applicable Interest Payment Date; and

o at maturity, the amount of interest accrued (a) from and including the date the applicable Floating Rate Notes were issued or (b) from but excluding the last date in respect of which interest has been paid, to but excluding the maturity date for those Floating Rate Notes.

         The accrued interest for any period is calculated by multiplying the principal amount of a Floating Rate Note by an accrued interest factor. The accrued interest factor is computed by adding the interest factor calculated for each day in the period for which accrued interest is being calculated. The interest factor (expressed as a decimal) is computed by dividing the interest rate applicable to that date by 360, except for Treasury Rate Notes, for which it will be divided by the actual number of days in the year.

         "Calculation Date" means, unless otherwise specified in a pricing supplement, the tenth calendar day after an Interest Determination Date or, if the tenth day is not a Business Day, the next Business Day. Unless otherwise provided in the pricing supplement, The Bank of New York is the "Calculation Agent" for the Floating Rate Notes, and, upon request of any holder of a Floating Rate Note, will provide (1) the interest rate then in effect and (2) if available, the interest rate to be effective on the next Interest Reset Date for that Floating Rate Note.

         Commercial Paper Rate Notes. Each Commercial Paper Rate Note will bear interest at the rate (calculated with reference to the Commercial Paper Rate and the Spread and/or Spread Multiplier, if any) specified in that Commercial Paper Rate Note and in the pricing supplement.

         "Commercial Paper Rate" means, with respect to any Commercial Paper Rate Interest Determination Date, the Money Market Yield (calculated as described below) on such date of the rate for commercial paper having the Index Maturity specified in the applicable pricing supplement as published in H.15(519) (defined below) under the heading "Commercial Paper-Nonfinancial."

         The following procedures will occur if the rate cannot be set as described above:

o If the applicable rate is not published in H.15 (519) by 3:00 P.M., New York City time, on the Calculation Date, then the Commercial Paper Rate will be the Money Market Yield, on that Commercial Paper Rate Interest Determination Date, of the rate for commercial paper having the Index Maturity specified in the applicable pricing supplement as published in H.15 Daily Update (as defined below) under the heading "Commercial Paper - Non-Financial," or any successor heading.

o             If the applicable rate is not published in either H.15(519) or
              H.15 Daily Update by 3:00 P.M. on such Calculation Date, then the Commercial Paper Rate will be calculated by the Calculation Agent and will be the Money Market Yield of the average of the offered rates, as of approximately 11:00 A.M. on that Commercial Paper Rate Interest Determination Date, of three leading dealers of commercial paper in New York, New York selected by the Calculation Agent for commercial paper of the applicable Index Maturity placed for a non-financial issuer whose bond rating is "AA," or the equivalent, from a nationally recognized statistical rating agency.

o If fewer than three dealers selected by the Calculation Agent are quoting rates as set forth above, the Commercial Paper Rate in effect for the applicable period will be the Commercial Paper Rate determined as of the immediately preceding Commercial Paper Rate Interest Determination Date.

         LIBOR Rate Notes. Each LIBOR Rate Note will bear interest at the rate (calculated with reference to LIBOR and the Spread and/or Spread Multiplier, if any) specified on the LIBOR Rate Note and in the pricing supplement, determined by the Calculation Agent as follows:

         The Calculation Agent will determine LIBOR as follows:

o With respect to any LIBOR Interest Determination Date, LIBOR will be determined by either:

                  (1) if "LIBOR Reuters" is specified in the pricing supplement, the average of the offered rates for deposits in the Designated LIBOR Currency having the Index Maturity specified in the applicable pricing supplement, beginning on the second Business Day immediately after that date, that appears on the Reuters Page as of 11:00 A.M., London time, on that date, if at least two offered rates appear on the Reuters Page, or

                  (2) if "LIBOR Telerate" is specified in the pricing
              supplement, the rate for deposits in the Designated LIBOR Currency having the Index Maturity specified in the applicable pricing supplement, beginning on the second Business Day immediately after that date, that appears on the Telerate Page as of 11:00 A.M., London time, on that date.

         If neither LIBOR Reuters nor LIBOR Telerate is specified in the pricing supplement, LIBOR will be determined as if LIBOR Telerate (and, if the U.S. dollar is the Designated LIBOR Currency, page 3750) had been specified.

o In the case where (1) above applies, if fewer than two offered rates appear on the Reuters Page, or, in the case where (2) above applies, if no rate appears on the Telerate Page, LIBOR for that date will be determined as follows:

(1) LIBOR will be determined based on the rates at approximately 11:00 A.M., London time, on that LIBOR Interest Determination Date at which deposits in the Designated LIBOR Currency having the applicable Index Maturity are offered to prime banks in the London interbank market selected by four major banks in the London interbank market selected by the Calculation Agent for a single transaction in that market at that time (a "Representative Amount"). The offered rates must begin on the second Business Day immediately after that LIBOR Interest Determination Date.

(2) The Calculation Agent will request the principal London office of each of the four banks mentioned in (1) above to provide a quotation of its rate. If at least two such quotations are provided, LIBOR will equal the average of such quotations.

(3) If fewer than two quotations are provided, LIBOR will equal the average of the rates quoted as of 11:00 A.M, New York City time, on that date by three major banks in the applicable Principal Financial Center selected by the Calculation Agent. The rates will be for loans in the Designated LIBOR Currency to leading banks having the Index Maturity specified in the pricing supplement beginning on the second Business Day after that date and in a Representative Amount; and

(4) If fewer than three banks are quoting as mentioned in (3) above, the rate of interest in effect for the applicable period will be the same as the rate of interest in effect for the prior Interest Reset Period.

         "Designated LIBOR Currency" means, with respect to any LIBOR Note, the currency (including composite currency units), if any, designated in the applicable pricing supplement as the currency for which LIBOR will be calculated. If no such currency is designated in the Floating Rate Notes and the applicable pricing supplement, the Designated LIBOR Currency shall be U.S. dollars.

         Treasury Rate Notes. Each Treasury Rate Note will bear interest at the rate (calculated with reference to the Treasury Rate and the Spread and/or Spread Multiplier, if any) specified on the Treasury Rate Note and in the pricing supplement.

         "Treasury Rate" means, with respect to any Treasury Rate Interest Determination Date, the rate applicable to the most recent auction of direct obligations of the United States ("Treasury Bills") having the Index Maturity specified in the applicable pricing supplement on the display on Telerate on page 56 or 57 under the heading "INVESTMENT RATE."

         The following procedures will occur if the rate cannot be set as described above:

o If that rate is not published by 3:00 P.M., New York City time, on the applicable Calculation Date, the rate will be the auction average rate (expressed as a bond equivalent, on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) for such auction as otherwise announced by the United States Department of the Treasury.

o If the results of the auction of Treasury Bills having the applicable Index Maturity are not reported by 3:00 P.M. on such Calculation Date, or if no such auction is held in a particular week, then the Treasury Rate shall be calculated by the Calculation Agent as follows:

(1) The rate shall be calculated as a yield to maturity (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the average of the secondary market bid rates, as of approximately 3:30 P.M. on such Treasury Rate Interest Determination Date, of three leading primary United States government securities dealers selected by the Calculation Agent for the issue of Treasury Bills with a remaining maturity closest to the specified Index Maturity; and

(2) If fewer than three dealers are quoting as mentioned, the rate of interest in effect for the applicable period will be the rate of interest in effect for the prior interest reset period.

Redemptions

         Redemption Elected by Us

         As specified in the applicable pricing supplement, we may either (1) redeem the Notes or (2) not redeem the Notes, prior to their stated maturity. If we can redeem the Notes, then the following terms will apply as specified in the applicable pricing supplement:

o        we may redeem all or some of the Notes at one time;

o we may redeem Notes on any date or after the date specified as the "Initial Redemption Date" in the applicable pricing supplement; and

o we may redeem Notes at the price specified in the applicable pricing supplement, together with accrued interest to the redemption date. (Section 1101)

         If we redeem some or all of the Notes, the Trustee must notify you between 30 and 60 days before the redemption date (by first-class mail, postage prepaid) that some or all of the Notes will be redeemed. (Sections 106 and 1104) Further, if only a part of a Note is redeemed, then the holder of the unredeemed part of that Note will receive one or more new Notes. (Section 1107) The Notes will not be subject to any sinking fund. (Section 1201)

         Redemption Elected by You

         You may be able to instruct us to purchase the Note that you hold before that Note reaches its stated maturity date in accordance with the terms of the Notes. (Section 1301) To the extent that you have the right to ask us to purchase any Note, the applicable pricing supplement will specify the terms of that right, including (1) the date or dates on which that Note may be sold by you and (2) the price (plus accrued interest) that we must pay you for that Note.

         To instruct us to purchase your Note, you must deliver to the paying agent (currently, the Trustee), between 30 and 45 days before the date on which the Note may be sold by you, the following items:

o     the Note;

o the completed form entitled "Option to Elect Repayment" which will be printed on the reverse side of the Note; and

o a fax or letter from (1) a member of a national securities exchange, (2) a member of the National Association of Securities Dealers, Inc. or (3) a U.S. commercial bank or trust company containing the following information:

      (a) your name;

      (b) the principal amount of the Note you wish to sell;

      (c) the certificate number or a description of the tenor and terms of that Note;

      (d) a statement that you are exercising your option to elect repayment of the Note you hold; and

      (e) a guarantee that the Note and the completed form will be received by the paying agent within five Business Days after the date the fax or letter is received by the paying agent.

         Once you tender the Note to be redeemed to the paying agent, you may not revoke your earlier election. You may instruct us to purchase part of the Notes you hold, provided that the Notes you continue to hold after that redemption are outstanding in an authorized denomination of $1,000 and an integral multiple of $1,000.

         If a series of Notes is held in book-entry form by DTC or its nominee, as more particularly described under the heading "Book-Entry System," only it (as the actual holder of the Notes) may instruct us to purchase those Notes. However, you, as the beneficial owner of the Notes, may direct the broker or other direct or indirect participant through which you hold an interest in the Notes to notify DTC of your desire to have your Notes purchased (which will in turn notify us according to the above-mentioned procedures). Because different firms and brokers have different cut-off times for accepting instructions from their customers, you should consult your broker or other direct or indirect participant through which you hold an interest in the Notes to determine by when you must act, so that timely notice is delivered to DTC.

         At any time, we may purchase the Notes or beneficial ownership interests in the Notes (if they are held in book-entry form) at any price in the open market or otherwise. In our sole discretion, we may hold, resell or retire any Notes or beneficial ownership interests in those Notes that we purchase.

Defaults

         The following are defaults under the Indenture with respect to debt securities issued under the Indenture:

         (1) We fail to make payment of principal, premium (if any), interest or any other amount on the debt securities when due;

         (2) We fail to deposit any sinking fund payment for the debt securities when due;

         (3) We file for bankruptcy or certain other events involving insolvency, receivership or bankruptcy occur; and

         (4)    We fail to perform certain covenants or agreements.

         Certain of these events become defaults only after the lapse of prescribed periods of time and/or notice from the Trustee. (Section 501)

     Upon the occurrence of a default under the Indenture, either the Trustee or the holder of at least 25% in principal amount of outstanding debt securities of the affected series may declare the principal of all outstanding debt securities immediately due and payable. However, if the default is cured, the holders of a majority in principal amount of outstanding debt securities of the affected series may rescind that declaration and annul the declaration and its consequences. (Section 502)

         The holders of a majority in principal amount of outstanding debt securities of the affected series may direct the time, method and place of conducting any proceeding for the enforcement of the Indenture. (Section 512)

         No holder of any debt security of any series has the right to institute any proceeding with respect to the Indenture unless:

o        the holder previously gave written notice of a default to the Trustee,

o the holders of more than 25% in principal amount of outstanding debt securities of the affected series tender to the Trustee reasonable indemnity against costs and liabilities and request the Trustee to take action, and the Trustee declines to take action for 60 days after receipt of such request, and

o the holders of a majority in principal amount of outstanding debt securities of the affected series give no inconsistent direction during such 60-day period;

     provided, however, that each holder of a Note shall have the right to enforce payment of that Note when due. (Sections 507 and 508)

         The Trustee must notify the holders of the debt securities of any series within 90 days after a default has occurred with respect to those debt securities, unless that default has been cured or waived, provided, however, except in the case of default in the payment of principal of, premium (if any), or interest or other amount payable on any debt security, the Trustee may withhold the notice if it determines that it is in the interest of those holders to do so. (Section 602 and 603)

         We are required under the Trust Indenture Act of 1939, as amended, to furnish to the Trustee at least once every year a certificate as to our compliance with the conditions and covenants under the Indenture. (Section 1005)

Covenants, Consolidation, Merger, Etc.

         We will keep the property that we use in our business, or in the business of our subsidiaries, in good working order, and will improve it as necessary to conduct our business and that of our subsidiaries, as the case may be, properly. (Section 1007) Except as described in the next paragraph, we will also maintain our corporate existence, rights and franchises and those of SCE&G and GENCO (collectively, our "Principal Subsidiaries") necessary to conduct our businesses properly. (Section 1006) However, we are not required to preserve (a) the corporate existence of any of our subsidiaries other than our Principal Subsidiaries or (b) any such right or franchise if we determine that its preservation is not desirable in the conduct of our business or its loss is not disadvantageous in any material respect to the holders of the outstanding debt securities of any series. (Section 1006)

         We may, without the consent of the holders of the debt securities, consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge into another corporation, provided that (1) we are the continuing corporation, or, if not, the successor corporation assumes by a supplemental indenture our obligations under the Indenture and (2) immediately after giving effect to such transaction there will be no default in the performance of any such obligations. (Section 801)

         The Indenture provides that neither we nor our subsidiaries may issue, assume or guarantee any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed ("Debt") secured by a mortgage, lien, pledge or other encumbrance ("Mortgages") upon any property of us or our subsidiaries without effectively providing that the debt securities of each series issued under the Indenture (together with, if we so determine, any other indebtedness or obligation then existing or thereafter created ranking equally with those debt securities) are secured equally and ratably with (or prior to) such Debt so long as such Debt is so secured, except that this restriction will not apply to:

         (1)      Mortgages to secure Debt issued under

o the Indenture, dated April 1, 1993, between SCE&G and The Bank of New York, othe Indenture of Mortgage, dated January 1, 1945, between SCE&G and The Chase Manhattan Bank,
o the Mortgage and Security Agreement, dated August 21, 1992, between GENCO and The Prudential Insurance Company of America, and
o the Indenture of Mortgage, dated December 1, 1977, between Pipeline Corporation and Citibank, N.A.,

     each as amended and supplemented to date and as it may be hereafter amended and supplemented from time to time ("Existing Mortgages");

     (2) Mortgages affecting property of a corporation existing at the time it becomes our subsidiary or at the time it is merged into or consolidated with us or one of our subsidiaries;

     (3) Mortgages on property existing at the time of acquisition thereof or incurred to secure payment of all or part of the purchase price thereof or to secure Debt incurred prior to, at the time of, or within 12 months after the acquisition for the purpose of financing all or part of the purchase price thereof;

     (4) Mortgages on any property to secure all or part of the cost of construction or improvements thereon or Debt incurred to provide funds for such purpose in a principal amount not exceeding the cost of such construction or improvements;

     (5) Mortgages which secure only an indebtedness owing by one of our subsidiaries to us or to another of our subsidiaries;

     (6) certain Mortgages to government entities, including mortgages to secure debt incurred in pollution control or industrial revenue bond financings;

     (7) Mortgages required by any contract or statute in order to permit us or one of our subsidiaries to perform any contract or subcontract made with or at the request of the United States of America, any state or any department, agency or instrumentality or political subdivision of either;

     (8) Mortgages to secure loans to us or to our subsidiaries maturing within 12 months from the creation thereof and made in the ordinary course of business;

     (9) Mortgages on any property (including any natural gas, oil or other mineral property) to secure all or part of the cost of exploration, drilling or development thereof or to secure Debt incurred to provide funds for any such purpose;

     (10) Mortgages existing on the date of the Indenture;

     (11) "Excepted Encumbrances" and "Permitted Encumbrances" as such terms are defined in any of the Existing Mortgages;

     (12) certain Mortgages typically incurred in the ordinary course of business; and

         (13) any extension, renewal or replacement of any Mortgage referred to in the foregoing clauses (2) through (12), which does not increase the amount of debt secured thereby at the time of the renewal, extension or modification.

Notwithstanding the foregoing, we and any or all of our subsidiaries may, without securing the debt securities, issue, assume or guarantee Debt secured by Mortgages in an aggregate principal amount which (not including Debt permitted to be secured under clauses (1) to (13) inclusive above) does not at any one time exceed 10% of our Consolidated Net Tangible Assets (as hereinafter defined).
(Section 1009)

         "Consolidated Net Tangible Assets" is defined as the total amount of assets appearing on our consolidated balance sheet subtracting, without duplication, the following:

     o reserves for depreciation and other asset valuation reserves but excluding reserves for deferred federal income taxes;

     o intangible assets such as goodwill, trademarks, trade names, patents and unamortized debt discount and expense; and

     o appropriate adjustments on account of minority interests of other persons holding voting stock in any of our subsidiaries. (Section 101)

Modification, Waiver and Meetings

         We may, without the consent of any holders of outstanding debt securities, enter into supplemental indentures for the following purposes:

     o to add to our covenants for the benefit of the holders or to surrender a right or power conferred upon us in the Indenture,

     o to secure the debt securities,

     o to establish the form or terms of any series of debt securities, or

     o to make certain other modifications, generally of a ministerial or immaterial nature. (Section 901)

         We may amend the Indenture for other purposes only with the consent of the holders of a majority in principal amount of each affected series of outstanding debt securities. However, we may not amend the Indenture without the consent of the holder of each affected outstanding debt security for the following purposes:

o to change the stated maturity or redemption date of the principal of, or any installment of interest on, any debt security or to reduce the principal amount, the interest rate of, any other amount payable in respect of or any premium payable on the redemption of any debt security;

o to reduce the principal amount of any debt security which is an Original Issue Discount Security (as defined in the Indenture) that would be due upon a declaration of acceleration of that security's maturity;

o to change the place or currency of any payment of principal of or any premium or interest on any debt security;

o to impair the right to institute suit for the enforcement of any payment on or with respect to any debt security after the stated maturity or redemption date of that debt security;

o to reduce the percentage in principal amount of outstanding debt securities of any series for which the consent of the holders is required to modify or amend the Indenture or to waive compliance with certain provisions of the Indenture, or reduce certain quorum or voting requirements of the Indenture; or

o to modify the foregoing requirements or reduce the percentage of outstanding debt securities necessary to waive any past default. (Section 902)

         Except with respect to certain fundamental provisions, the holders of a majority in principal amount of outstanding debt securities of any series may waive past defaults with respect to that series and may waive our compliance with certain provisions of the Indenture with respect to that series. (Sections 513 and 1010)

         We, the Trustee or the holders of at least 10% in principal amount of the outstanding debt securities of any series, may at any time call a meeting of the holders of debt securities of that series, and notice of that meeting will be given in accordance with "Notices" below. (Section 1402) Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the Indenture will be binding on all holders of debt securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be a majority in principal amount of the outstanding debt securities of a series. (Section 1404)

Notices

     Notices to holders of the Notes will be given by mail to the addresses of such holders as they appear in the Securities Register. (Section 106)

Defeasance

         If we deposit with the Trustee, money or Federal Securities (as described in the Indenture) sufficient to pay, when due, the principal, premium (if any) and interest due on the Notes, then we will be discharged from any and all obligations with respect to the Notes, except for certain continuing obligations to register the transfer or exchange of those debt securities, to maintain paying agencies and to hold moneys for payment in trust. (Section 401)


                                Book-Entry System

         If provided in the applicable pricing supplement, except under the circumstances described below, we will issue the Notes as one or more global Notes (each a "Global Note"), each of which will represent beneficial interests in the Notes. Each such beneficial interest in a Global Note is called a "Book-Entry Note" in this prospectus. We will deposit those Global Notes with, or on behalf of The Depository Trust Company, New York, New York ("DTC") or another depository which we subsequently designate (the "Depository") relating to the Notes, and register them in the name of a nominee of the Depository.

         So long as the Depository, or its nominee, is the registered owner of a Global Note, the Depository or its nominee, as the case may be, will be considered the owner of that Global Note for all purposes under the Indenture. We will make payments of principal of, any premium, and interest on the Global Note to the Depository or its nominee, as the case may be, as the registered owner of that Global Note. Except as set forth below, owners of a beneficial interest in a Global Note will not be entitled to have any individual Notes registered in their names, will not receive or be entitled to receive physical delivery of any Notes and will not be considered the owners of Notes under the Indenture.

         Accordingly, to exercise any of the rights of the registered owners of the Notes, each person holding a beneficial interest in a Global Note must rely on the procedures of the Depository. If that person is not a Direct Participant (as defined below), then that person must also rely on procedures of the Direct Participant through which that person holds its interest.

         DTC

         The following information concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but neither we nor any underwriter, dealer or agent take any responsibility for the accuracy of that information.

         DTC will act as the initial securities depository for the Global Notes. The Global Notes will be issued only as fully-registered securities registered in the name of Cede & Co., DTC's partnership nominee, or such other name as may be requested by an authorized representative of DTC. One fully-registered Note certificate will be issued for each issue of the Notes, each in the aggregate principal amount of such issue, and will be deposited with DTC or its custodian. If, however, the aggregate principal amount of any issue of Notes exceeds $400 million, one certificate will be issued with respect to each $400 million of principal amount and an additional certificate will be issued with respect to any remaining principal amount of such Notes.

         DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

     Purchases of the Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners entered into the transactions. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except in the event that use of the book-entry system for the Notes is discontinued.

         To facilitate subsequent transfers, all Notes deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as requested by an authorized representative of DTC. The deposit of Notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of Notes may wish to take certain steps to augment transmission to them of notices of significant events with respect to the Notes, such as redemptions, tenders, defaults and proposed amendments to the security documents. Beneficial Owners of Notes may wish to ascertain that the nominee holding the Notes for their benefit has agreed to obtain and transmit notices to Beneficial Owners, or in the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of the notices be provided directly to them.

         Redemption notices shall be sent to DTC. If less than all of the Notes within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

         Neither DTC nor Cede & Co., nor any other DTC nominee, will consent or vote with respect to the Notes. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the omnibus proxy).

         Principal and interest payments on the Notes will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail from us or the Trustee on the relevant payment date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC (nor its nominee), the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC is our responsibility or that of the Trustee. Disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

         A Beneficial Owner shall give notice to elect to have its Notes purchased or tendered by us, through its Participant, to the Trustee and shall effect delivery of such Notes by causing the Direct Participant to transfer the Participant's interest in the Notes, on DTC's records, to the Trustee. The requirement for physical delivery of Notes in connection with a demand for repayment will be deemed satisfied when the ownership rights in the Notes are transferred by Direct Participants on DTC's records and followed by a book-entry credit of tendered Notes to the Trustee's DTC account.

         DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Notes in certificated form are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depository. In that event, Notes in certificated form will be printed and delivered.

         Neither we nor the Trustee will have any responsibility or obligation to the Depository, any Participant in the book-entry system or any Beneficial Owner with respect to (1) the accuracy of any records maintained by DTC or any Participant; (2) the payment by DTC or by any Participant of any amount due to any Participant or Beneficial Owner, respectively, in respect of the principal amount or purchase price or redemption price of, or interest on, any Notes; (3) the delivery of any notice by DTC or any Participant; (4) the selection of the Beneficial Owners to receive payment in the event of any partial redemption of the Notes; or (5) any other action taken by DTC or any Participant.

                              Plan of Distribution

         We are offering the Notes on a continuous basis through the agents named on the cover of this prospectus or the applicable pricing supplement (the "Agents"), who have agreed to use reasonable efforts to solicit purchases of the Notes. Initial purchasers may propose certain terms of the Notes, but we will have the sole right to accept offers to purchase Notes and may reject proposed purchases in whole or in part. Each Agent will also have the right, in its discretion reasonably exercised and without notice to us, to reject any proposed purchase of Notes in whole or in part. We will pay each Agent a commission ranging from .125% to .750% of the principal amount of Notes sold through such Agent, depending upon stated maturity or the effective maturity as dictated by combinations of options or other provisions found in the applicable pricing supplement.

         We may sell Notes directly to investors on our own behalf. In these cases, no commission or discount will be paid or allowed. In addition, we may accept offers from additional agents for the sale of particular Notes; provided that any such sale of Notes through such additional agents shall be on terms substantially similar, including the same commission schedule, as agreed to by the Agents. Such additional agents will be named in the applicable pricing supplement.

         We may also sell Notes to Agents as principals. Unless otherwise specified in the applicable pricing supplement, any Note sold to an Agent as principal will be purchased by the Agent at a price equal to 100% of the principal amount thereof, less a percentage equal to the commission applicable to an agency trade of identical stated maturity. Notes may be resold by an Agent to investors or other purchasers from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined by the Agent at the time of sale, or may be sold to certain dealers as described below. After the initial public offering of Notes to be resold to investors or other purchasers, the public offering price (in the case of Notes to be resold at a fixed offering price), the concession and the discount may be changed. In addition, any Agent may sell Notes to any dealer at a discount and, unless otherwise specified in an applicable pricing supplement, such discount allowed to any dealer will not be in excess of the discount to be received by the Agent from us.

         No Note will have an established trading market when issued. The Notes will not be listed on any securities exchange. The Agents may make a market in the Notes, but the Agents are not obligated to do so and may discontinue any market-making at any time without notice. There can be no assurance of a secondary market for any Notes, or that the Notes will be sold.

     Each Agent, whether acting as agent or principal, may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). We have agreed to indemnify each Agent against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Agents may be required to make in respect thereof. Each of the Agents and certain of their affiliates engage in transactions with and perform services for us and our affiliates in the ordinary course of business.

                                     Experts

                  The consolidated financial statements and related financial statement schedule incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph referring to a change in SCANA's method of accounting for operating revenues), which is incorporated by reference into this prospectus and is so incorporated in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing.


                              Validity of the Notes

     McNair Law Firm, P.A., of Columbia, South Carolina, and H. Thomas Arthur, Esq., our Senior Vice President and General Counsel, or our Deputy General Counsel, will pass upon the validity of the Notes for us. Thelen Reid & Priest LLP, of New York, New York, will pass upon the validity of the Notes for any underwriters, lenders or Agents. Thelen Reid & Priest LLP will rely as to all matters of South Carolina law upon the opinion of H. Thomas Arthur, Esq. or our Deputy General Counsel. From time to time, Thelen Reid & Priest LLP renders legal services to us and certain of our subsidiaries.

     At July 31, 2001, H. Thomas Arthur, Esq. and our Deputy General Counsel owned beneficially 13,602 and 2,796, respectively, and options to purchase 27,938 and 9,571, respectively, shares of our common stock, including shares acquired by the trustee under its Stock Purchase-Savings Program by use of contributions made by Mr. Arthur and our Deputy General Counsel and earnings thereon and including shares purchased by the trustee by use of SCANA contributions and earnings thereon.


                                    Glossary

         Set forth below are definitions of some of the terms used in this prospectus.

         "H.15(519)" means the weekly statistical release designated as "Statistical Release H.15(519), Selected Interest Rates" or any successor publication, published by the Board of Governors of the Federal Reserve System.

         "H.15 Daily Update" means the daily update of H.15(519), available through the Internet website of the Board of Governors of the Federal Reserve System at http://www.bog.frb.fed.us/releases/h15/update, or any successor site or publication.

         "Index Maturity" means, with respect to a Floating Rate Note, the period to maturity of the Note on which the interest rate formula is based, as indicated in the applicable pricing supplement.

         "Interest Determination Date" means the date as of which the interest rate for a Floating Rate Note is to be calculated, to be effective as of the following Interest Reset Date and calculated on the related Calculation Date (except in the case of LIBOR which is calculated on the related LIBOR Interest Determination Date). The Interest Determination Dates will be indicated in the applicable pricing supplement and in the Note.


         "Interest Reset Date" means the date on which a Floating Rate Note will begin to bear interest at the rate determined on any Interest Determination Date. The Interest Reset Dates will be indicated in the applicable pricing supplement and in the Note.

         "Money Market Yield" is the yield (expressed as a percentage rounded upwards, if necessary, to the next higher one-hundred-thousandth of a percentage point) calculated in accordance with the following formula:

                                        D x 360
                Money Market Yield = -------------- x 100
                                      360 - (D x M)

where "D" refers to the per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal; and "M" refers to the actual number of days in the period for which interest is being calculated.

         "Principal Financial Center" means the capital city of the country that issues as its legal tender the Designated LIBOR Currency of such LIBOR Note, except that with respect to U.S. dollars, the Principal Financial Center shall be New York, New York.

         "Reuters Page" means the display on the Reuters Monitor Money Rates Service on the page designated in the applicable pricing supplement (or such other page as may replace that designated page on that service) for the purpose of displaying London interbank offered rates of major banks for the related Designated LIBOR Currency.

         "Spread" means the number of basis points specified in the applicable pricing supplement as being applicable to the interest rate for a Floating Rate Note.

         "Spread Multiplier" means the percentage specified in the applicable pricing supplement as being applicable to the interest rate for a Floating Rate Note.

         "Telerate" means Bridge Telerate, Inc. or any successor service.

         "Telerate Page" means the display on the Dow Jones Telerate Service on the page designated in the applicable pricing supplement (or such other page as may replace that page on that service or such other service or services as may be nominated by the British Bankers Association) for the purpose of displaying London interbank offered rates for U.S. dollar deposits.

                                  $800,000,000





                                SCANA CORPORATION








                                Medium-Term Notes

                             Due Nine Months or More

                               From Date of Issue










                                   Prospectus



                                   UBS Warburg
                           Credit Suisse First Boston
                         Banc of America Securities LLC
                            Wachovia Securities, Inc.

                                    August ,

                                     PART II
                          INFORMATION NOT REQUIRED
                               IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

         Securities and Exchange Commission filing fee....... $ 75,500
         Printing Expense....................................   10,000#
         Blue Sky and Legal fees.............................   80,000#
         Rating Agency fees..................................   91,000#
         Trustee fees........................................   35,000#
         Accounting services.................................   20,000#
         Miscellaneous.......................................   10,000#
                                                              --------
          Total.............................................. $321,500#
                                                              ========
# Estimated

Item 15. Indemnification of Directors and Officers

                  The South Carolina Business Corporation Act of 1988 permits indemnification of the registrant's directors and officers in a variety of circumstances, which may include indemnification for liabilities under the Securities Act. Under Sections 33-8-510, 33-8-550 and 33-8-560 of the South Carolina Business Corporation Act of 1988, a South Carolina corporation is authorized generally to indemnify its directors and officers in civil or criminal actions if they acted in good faith and reasonably believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. In addition, the registrant carries insurance on behalf of directors, officers, employees or agents that may cover liabilities under the Securities Act. The registrant's Restated Articles of Incorporation provide that no director of the registrant shall be liable to the registrant or its shareholders for monetary damages for breach of his fiduciary duty as a director occurring after April 26, 1989, except for (i) any breach of the director's duty of loyalty to the registrant or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) certain unlawful distributions or (iv) any transaction from which the director derived an improper personal benefit.

Item 16. Exhibits

         Exhibits required to be filed with this registration statement are listed in the following Exhibit Index. Certain of such exhibits which have heretofore been filed with the SEC and which are designated by reference to their exhibit numbers in prior filings are hereby incorporated herein by reference and made a part hereof.

Item 17. Undertakings

         The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) to include any prospectus required by Section 10
(a)(3) of the Securities Act of 1933;

                           (ii) to reflect in the prospectus any facts or events
 arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                           (iii) to include any material  information with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, except for the assignment of a security rating pursuant to transaction requirement B.2. of Form S-3, which requirement the registrant reasonably believes will be met at the time of sale, and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbia, State of South Carolina, on August 24, 2001.

(REGISTRANT)                   SCANA Corporation

                              By: /s/W. B. Timmerman
                                 -------------------------------------
(Name & Title):                   W. B. Timmerman, Chairman of the Board, Chief
                                  Executive Officer, President and Director

         Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated.

(i) Principal executive officer:



By:               /s/W. B. Timmerman
(Name & Title):   W. B. Timmerman, Chairman of the Board, Chief Executive
                  Officer, President and Director
Date:             August 24, 2001

(ii) Principal financial officer:


By:               /s/K. B. Marsh
(Name & Title):   K. B. Marsh, Senior Vice President-Finance and
                  Chief Financial Officer
Date:             August 24, 2001

(iii)    Principal accounting officer:


By:               /s/M. R. Cannon
(Name & Title):   M. R. Cannon, Controller
Date:             August 24, 2001


(iv) Other Directors:


*B. L. Amick; J. A. Bennett, W. B. Bookhart, Jr.; W. C. Burkhardt;
H. M. Chapman; E. T. Freeman; L. M. Gressette, Jr.; D. M. Hagood; W. H. Hipp;
L. M. Miller, M. K. Sloan; H. C. Stowe; G. S. York; and C. E. Zeigler, Jr.

* Signed on behalf of each of these persons by Kevin B. Marsh, Attorney-in-Fact:


Date:                                       August 24, 2001

                                SCANA CORPORATION
                                  EXHIBIT INDEX


1.01           Underwriting Agreement
               Form of Selling Agency Agreement (Filed herewith)

2.01 Agreement and Plan of Merger, dated as of February 16, 1999 as amended and restated as of May 10, 1999, by and among Public Service Company of North Carolina, Incorporated, the Registrant, New Sub I, Inc. and New Sub II, Inc. (Filed as Exhibit 2.1 to SCANA Form S-4 on May 11, 1999 and incorporated by reference herein)

3.01 By-Laws of the Registrant as revised and amended on December 13, 2000 (Filed herewith)

4.01 Indenture, dated as of November 1, 1989 between the Registrant and The Bank of New York, as Trustee (Filed as Exhibit 4-A to Registration Statement No. 33-32107 and incorporated by reference herein)

4.02           Form of the Note (Filed herewith)

5.01           Opinion of H. Thomas Arthur, Esq. re legality (Filed herewith)

8.01           Opinion Re Tax Matters (Not applicable)

12.01          Statement Re Computation of Ratios (Filed herewith)

15.01          Letter re Unaudited Interim Financial Information
               (Not applicable)

23.01          Consent of Deloitte & Touche LLP (Filed herewith)

23.02 Consent of H. Thomas Arthur, Esq.(Included as part of opinion filed as Exhibit 5.01)

24.01          Power of Attorney (Filed herewith)

25.01 Statement of eligibility of The Bank of New York, as Trustee (Form T-1) (Filed herewith)

26.01          Invitations for Competitive Bids (Not applicable)